UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

One World Holdings Inc.

(Name of Issuer)

Shares of Common Stock

(Title of Class of Securities)

68245E 10 1

(CUSIP Number)

418 Bridge Crest Boulevard

Houston, TX 77082

Phone Number: 866-440-1470

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

7/26/13

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68245E 10 1	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Magna Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York, NY USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,952,380
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,952,380
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0678%
12.	TYPE OF REPORTING PERSON (see instructions)

CUSIP No. 68245E 10 1	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer One World Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices 418 Bridge Crest Boulevard Houston, TX 77082

Item 2.

(a)	Name of Person Filing Magna Group, LLC

(b)	Address of the Principal Office or, if none, residence 5 Hanover Square Suite 1604 New York, NY 10004

(c)	Citizenship USA

(d)	Title of Class of Securities Shares of Common Stock

(e)	CUSIP Number 68245E 10 1

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 68245E 10 1	13G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Amount beneficially owned: Reporting Person is the beneficial owner of 10,952,380 shares of common stock. In addition, Reporting Person holds Issuer’s convertible notes in the aggregate principal amount of $27,000. The Notes may not be converted into common stock such that the Reporting Person would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity.

(b)	Percent of class: 9.0678%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 10,952,380

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of

	(iv)	Shared power to dispose or to direct the disposition of

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

 Hanover Holdings I, LLC is an affiliated fund of Magna Group, LLC but currently holds no shares of Common Stock of One World Holdings, Inc. to its name, but does hold $21,500 in form of a convertible note of One World Holding, Inc.

Item 9.  Notice of Dissolution of Group.

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68245E 10 1	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/26/2013 Date
/s/ Joshua Sason
Signature

Joshua Sason/ Managing Member Name/Title